[AMERIGON LETTERHEAD]

January 11, 2011

VIA EDGAR TRANSMISSION

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Amerigon Incorporated – Form 10-K for the Year Ended December 31, 2009 Filed February 19, 2010; Definitive Proxy Statement on Schedule 14A filed April 19, 2010 (File No. 000-21810)

Ladies and Gentlemen:

On January 5, 2011, Amerigon Incorporated (the “Company”) responded to the comments of the staff of the Division of Corporation Finance (the “Division”) set forth in the letter dated December 30, 2010 from Max Webb to Daniel Coker. Subsequently, the Company received a verbal follow-up question from the staff of the Division. This letter is in response to that follow-up question.

The Division’s follow-up question relates to the Company’s January 5, 2011 response to the following question in the Division’s December 30, 2010 letter:

We note your disclosure on page 21 that the compensation committee’s policy is to make a meaningful portion of an executive’s compensation contingent on achieving performance targets for the year. Please direct us to where the company-wide financial performance targets to be achieved by your named executive officers to earn performance-related compensation are disclosed in your Form 10-K. If you amend in response to comment no. 1 please include the company-wide performance targets in the amended Form 10-K. If you do not amend in response to comment no. 1, please confirm that in future filings you will disclose all company-wide financial performance targets to be achieved by your named executive officers to earn performance-related compensation.

The Company’s January 5, 2011 response was as follows:

Company-wide financial performance targets to be achieved by our named executive officers to earn performance-related compensation were not disclosed in our Form 10-K or Definitive Proxy Statement because they were not applicable. The description of the management incentive plan referred to as the “2009 Plan” in our Definitive Proxy Statement states that the achievement of “financial results” was one of the criteria that could be used to determine performance-related compensation in 2009, the other criteria being “achievement of personal goals.” For fiscal year 2009, the 2009 Plan, as implemented by our Board of Directors, did not include any company-wide financial performance targets as a criteria to determine performance-related compensation for any of our named executive officers. Instead, all of our named executive officers performance-related compensation was based on the achievement of subjective individual performance goals of the nature described in our Definitive Proxy Statement. In future filings we will indentify, with more particularity, those exact criteria applicable to each named executive officer. Future filings will also identify company-wide financial performance targets to be achieved by our named executive officers to earn performance-related compensation, if any.

Securities and Exchange Commission

January 11, 2011

The Division verbally asked the Company to further explain why there are no company-wide financial performance targets when it would appear that the Company’s named executive officers receive performance-related compensation based on the performance goals stated in our Definitive Proxy Statement, including cutting operating costs and achieving certain profitability results. Our response is as follows:

The performance-related compensation for our named executive officers was based on the completion of subjective individual performance goals that were not company-wide and were not target based. For example, a named executive officer may have as a performance goal to negotiate more favorable terms with suppliers. If the named executive officer is successful in achieving this subjective goal, the result would be reduced operating costs and increased profitability, two of the broad categories of goals stated in our Definitive Proxy Statement, but no specific financial target would apply and whether the named executive officer achieved the stated goal would be subjectively determined by the Board of Directors. While the achievement of the stated goal might have positive effects on company-wide financial performance, no specific targets, company-wide or project-specific, were established for use in determining whether the specific goal had been achieved. The Board of Directors has discretion to determine whether or not the subjective target had been achieved. As applicable in future filings, we will describe in more detail the nature of the individual performance goals applicable to the named executive officers and state whether specific financial targets apply.

The Company hereby acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•

Securities and Exchange Commission staff comments or changes to disclosure in response to staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

Securities and Exchange Commission

January 11, 2011

We appreciate your attention and assistance in connection with the Company’s Form 10-K and Schedule 14A. We trust you will find the above responses to be satisfactory, but if you have any further questions or comments, please call the undersigned at (248) 504-0485.

Very truly yours,

AMERIGON INCORPORATED

By:	/s/ BARRY G. STEELE
Barry G. Steele
	Its:	Vice-President Finance, Chief Financial Officer, Secretary and Treasurer

cc:	Max A. Webb and Sonia Bednarowski, SEC

Audit Committee, Amerigon Incorporated

Honigman Miller Schwartz and Cohn LLP